

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 18, 2008

Via facsimile [(702) 451-2077] and U.S. mail
Evan Williams
President
Race World International, Inc.
968 – 240th Street
Langley, British Columbia, Canada, V2Z 2Y3

Re: Race World International, Inc.
         Registration Statement on Form SB-2/A
         Filed March 26, 2008
         File No. 333-148636

Dear Mr. Williams:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Fee Table

1. It appears that you attempted to add footnotes (2) and (3) to the fee table. However, there is no accompanying text. Please advise or revise.

Cover Page

2. Refer to the second paragraph. Please revise to clarify that the selling shareholder portion is not on a best efforts basis or revise.

3. You indicate in the event you engage a broker-dealer to sell some of your shares, you anticipate paying a commission. Please explain to us on a supplemental basis when you would anticipate engaging a broker-dealer as this is a best efforts offering. We may have further comment.

Prospectus Summary, page 1

Our Business, page 1

4. Please clarify what you mean by the theme park will be to a "world standard."

5. We note your response to our prior comment 9 and reissue in part. Please briefly clarify what the plans entail for each phase or delete from the summary. If you intend to discuss future operations, such as marketing automotive repairs and restaurants and concessions, please balance your disclosure by including a discussion regarding time frames and financing.

Risk Factors, page 3

We may be unable to absorb, page 3

6. Please quantify what you mean by substantial, to the extent practical.

Our Position in the Industry, page 14

7. Please revise the heading for this risk factor to clarify that you currently have no operations. You currently do not have a position in the industry because you are not operating, and as disclosed elsewhere, you need additional financing until you will be operational. Please revise other Risk Factor subheadings to clarify for this. For example, please revise "Failure to be awarded sanctioned racing events" and "Postponement, cancellation or relocation," both located on page 14.

Use of Proceeds, page 18

8. We note your response to our prior comment 14 and added disclosure. Please revise the Use of Proceeds table to include the offering expenses. This will enable investors to see how these expenses will affect your plans.

9. We note you refer to your selection of land. We also note your response to our prior comment 16. Please clarify that you have not approached the seller regarding the land and that you do not currently have the financing to purchase the land or advise. How are you going to be able to affect an Environmental Impact Study on land you do not own?

Liquidity and Capital Resources, page 23

    10. Please disclose your monthly expenses.

Description of Business, page 24

    11. We note your response to our prior comment 15 and your revised disclosure, but we reissue the comment in part. To the extent you discuss possible future operations, you should balance your business section disclosure with a realistic discussion of time frames and financing. Please substantially revise. You list 5 phases, but when discussing each phase, please provide detail on what each phase entails. You have provided time frames, but that should be accompanied with disclosure on what you hope to accomplish during the time frames and what financing is available.

    12. In this regard, you discuss future race tracks that you hope to offer, but it is not clear under what phase that will be accomplished. Please revise. Similarly revise as to the other proposed facilities, such as the grand stands, hotels and restaurants. Please make clear when no financing is available.

Shares Eligible for Future Sale, page 35

    13. We reissue our prior comment 19. Please update this disclosure to indicate that 31,900,000 selling shareholder shares are being registered for sale on this registration statement.

Item 26. Recent Sales of Unregistered Securities, page 35

    14. Elsewhere you indicate that you had 45,900,000 shares outstanding prior to this offering. Please revise for consistency.

Exhibit 5.1

    15. We note your response to our prior comment 23 and your revision. Please revise to separately state and clarify that it is the 31,900,000 selling shareholder shares that are duly authorized and validly issued and are fully paid and non-assessable.

    16. We note your statement that the opinion is given on the date hereof. As the opinion must speak to the date of effectiveness, either delete this statement or file an updated opinion at effectiveness.

Signatures

17. We note your response to our prior comment 26 and your revision. However, we reissue the comment. The principal executive officer, the principal financial officer and the controller or principal accounting officer and at least a majority of the board of directors must sign the registration statement. Please indicate each capacity for which each person signs. The signatures should follow "In accordance with the requirements of the Securities Act of 1933, as amended, this registration statement was signed by the following persons in the capacities and on the dates stated." Refer to Instructions 1 and 2 under Signatures, on Form S-1.

Closing

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact me at 202-551-3210 with any questions.

Regards,

Susan C. Block
Attorney-Advisor

cc: P. Sterling Kerr, Esq. *via fascimile*